AXION POWER INTERNATIONAL, INC.
3601 Clover Lane
New Castle, PA 16105

April 6, 2010

VIA EDGAR

Mary Beth Breslin
Jay Mumford
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 3030

Re:           Axion Power International, Inc.

Dear Ms. Breslin and Mr. Mumford:

We are in receipt of your letters to us, dated February 4, 2010 and March 5, 2010, regarding the Axion Registration Statement on Form S-1, filed January 15, 2010.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.  We are submitting our response in conjunction with Amendment No. 1 to our Registration Statement on Form S-1, also filed today.

In order to fully respond to your letter and for ease of reference, hereinbelow are your comments (bolded), and our responses.

March 5, 2010 Letter

Selling Stockholders, page 53

1.  We note your response to our prior comment 1; however, we are unable to agree with your analysis, given the size of the offering, which represents over 150% and almost 300% of the total shares outstanding and the total shares publicly held, respectively, prior to the date of the private placement, and that the shares were sold recently and at a significant discount to the market price.  Please revise your filing appropriately or tell us how you intend to comply with rule 415(a)(1)(i).

Based upon our subsequent discussions with the Staff, we present hereinbelow revised discussion on this issue.

As set forth below, the Company confirms it respectfully believes that it is appropriate to register the offering pursuant to the Registration Statement as a valid secondary offering.

Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

Mary Beth Breslin
Jay Mumford
April 6, 2010

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 to effect a primary offering.  As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities.  Because this recharacterization has such a significant impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies -- like the Company -- to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Compliance and Disclosure Interpretations (the “CDI”), the Staff has set forth a detailed analysis of the relevant factors that should be examined.  Interpretation 612.09 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (underline added)

Mary Beth Breslin
Jay Mumford
April 6, 2010

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Financing can be registered for sale on behalf of the Investors pursuant to Rule 415.

How Long the Selling Shareholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company.  Here, the Investors have now held their shares for approximately 60 days as of the date of this letter.  This holding period is also longer than the period required by the Staff for valid “PIPE” transactions.  In fact instantaneous registration is permitted under the PIPEs Interpretation (below), so any delay, even a short one, must also be permissible.

In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation.  CDI Interpretation 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction, the company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities … to the investor, ad the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ration, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPEs analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registrations statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of 60 days must also be sufficient for a valid secondary offering.  Furthermore, the guidance on Rule 415 does not address the length of time shares are held as being relevant to the determination.

Mary Beth Breslin
Jay Mumford
April 6, 2010

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In most PIPE transactions that we and many of the Investors have participated in -- including this one -- a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing).  In our experience, the Staff does not indicate that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

The Circumstances Under Which They Received the Shares

As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder.  As noted above, there are no toxic terms that merit any special concerns by the Staff.  Further, as described above, the Financing was provided by 48 different investors, no one of which subscribed to a majority of the securities offered.  All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act.  There is no evidence to suggest that those representations are false.

In conversations with members of the Staff regarding the Staff’s Rule 415 interpretation, it has become apparent to us that the Staff equates registration with an intent to distribute.  However, this perspective is fundamentally flawed and is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

There are a number of reasons why investors want shares registered other than to effect an immediate sale.  Many private investment funds, including many of the Investors, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  This discount is not intended to be a “fee” for distribution of the shares to the public.  That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to seek to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

The PIPEs Interpretation supports our view.  If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption.  However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.  Further the PIPEs Interpretation and the Rule 415 interpretative guidance indicate do not indicate that the price at which shares are purchased is relevant to whether a valid private placement has taken place or whether the sale is deemed on behalf of the issuer.

Furthermore, in the present circumstances it would be virtually impossible for the Investors to effect a distribution of the shares issuable to them in the Financing even if they wanted.  As indicated above, there are 48 discrete persons for whom securities are being registered in the Registration Statement.  Although four of the Investors are affiliated, they only control 11.4% of the Stock on an aggregate basis, so it would require a conspiracy of massive proportions for all of the persons whose shares are being registered to act in concert to effect a distribution of the shares.  There is no evidence that the Investors have any plan to act in concert with respect to their shares.  Under the Exchange Act, such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act.  In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).  Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

Mary Beth Breslin
Jay Mumford
April 6, 2010

In addition, according to the website Yahoo Finance, the three-month average daily trading volume of the Common Stock as of February 12, 2010 was approximately 33,051 shares.  If the holders of the shares covered by the Registration Statement attempted to liquidate their positions in the Common Stock in the open market it would take them approximately 1,384 trading days to do so, assuming no other person sold a single share of stock during that entire period.  Assuming no holidays at all, that would equate to a period of almost six years.  If they accounted for half of the daily trading volume, it would take them almost 12 years to sell their shares.  No rational investor would purchase such a large block of shares with the intent of effecting a distribution.  The thin float in the Common Stock would render any attempt to distribute the shares impossible -- the market for the Common Stock simply couldn’t absorb that much stock.  In this situation -- as is the case with many PIPE transactions -- the concept that the Investors have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.”  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is not a scintilla of evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Financing were registered.  Again, it is not credible to assume that the Investors in the Financing will somehow band together to distribute their shares.  Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.  To do so would violate the detailed representations made by them in the Purchase Agreement.

Their Relationship to the Issuer

Robert Averill is a director of the Company and as such has very strict limitations on his ability to sell Company stock under the Registration Statement.  The other Investors in the Financing had no relationship with the Company prior to their investment in the Financing.  As indicated above, all of the Investors are long-term buy and hold investors who performed significant, fundamental due diligence on the Company prior to making their investment.  Again, there is no basis for believing that the other Investors do not have the intention or ability to hold their shares for an indefinite period.

Mary Beth Breslin
Jay Mumford
April 6, 2010

Conclusion

For all of the foregoing reasons and the reasons stated in the February 23, 2010 response to you, we believe that the Company should be permitted to proceed with the registration of the shares issuable in the Financing.  No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

2.  We note that you have not provided the disclosure required by Item 507 with regards to Mr. Averill.  Please provide such disclosure.  Further, tell us where you have provided disclosure about the “very strict limitations on his ability to sell company stock under the registration statement” as you describe in your response to our prior comment 1.

In order to address Item 507 and the limitation on ability to sell company stock, we have added a footnote 2 to the selling stockholders table, in the S-1/A filed in conjunction herewith, which addresses these issues.

3.  We will review your response to prior comment 2 when you provide the requested disclosure.  Additionally, please update your disclosure in the selling shareholder table and the table of beneficial owners on page 51, as appropriate.  For instance, we note a Schedule 13G on January 10, 2010 by BlackRock, Inc. that does not appear to be reflected in your disclosure.

In the S-1/A in conjunction herewith, we have updated both tables as previously requested.  Please note specifically that BlackRock, Inc. is the investment manager for Hare & Co., as noted in footnote 6 to the Beneficial Ownership Table in the S-1/A.

February 5, 2010 Letter

1.  Please refer to comment 1. and our response above for the March 5, 2010 letter

2.  For each entity in the table, please identify the person or persons who have the power to vote and/or dispose of the shares.

The table has been revised and appropriately footnoted to so identify such persons for each entity in the amendment to the S-1 to be filed.

3.  Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.  A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter.  In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:  the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any persons to distribute the securities.

We hereby clarify that there are selling stockholders who are affiliates of broker dealers and are able to make the above referenced representations.  In Section 5.3 of the Securities Purchase Agreement, these selling stockholders warranted that:
“The Shares to be received by such Investor hereunder will be acquired (i) for such Investor’s own account, not as nominee or agent, or (ii) for one or more accounts or entities over which the Investor has investment discretion, and, in each case, not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor, whether on its own behalf or on behalf of such accounts or entities, has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to the right of such Investor or such accounts or entities at all times to sell or otherwise dispose of all or any part of such Shares in compliance with applicable federal and state securities laws.  Nothing contained herein shall be deemed a representation or warranty by such Investor, on its own behalf or on behalf of such accounts or entities, to hold the Shares for any period of time.  Such Investor is not, and is not acting on behalf of, a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.”

Mary Beth Breslin
Jay Mumford
April 6, 2010

We have so notated the selling stockholders table in the S-1/A to reference those selling stockholders which are affiliated with broker dealers and the fact as to their representations as stated above.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Charles R. Trego

Charles R. Trego

cc:  Jolie Kahn, Esq.